Part III Item 13a:

Client Type	Default Category	Post-Scoring Category
AES Routed Flow	Natural	Natural, Plus, or Max
Retail[1]	Natural	Natural, Plus, or Max
BuySide Routed Flow	Natural	Natural, Plus, or Max
BD Client Routed Flow	Plus	Plus, Max, or Opportunistic
BD Systematic Adder⁺	Max	Plus, Max, or Opportunistic
BD Systematic Remover⁺	Max	Plus, Max, or Opportunistic
BD Systematic Mixed⁺	Max	Plus, Max, or Opportunistic
BD Non-Systematic	Max	Plus, Max, or Opportunistic
BD Exchange	Max	Plus, Max, or Opportunistic

⁺ Direct order flow from CSSU principal trading desks is assigned to one of the three BD (broker-dealer) Systematic Client Types.

Examples of Crossfinder Classifications (*for illustrative purposes only*)

Client	Description	Participant (system ID)	Client Type	Default Category	Liquid / Illiquid	Classification
ABC Teachers Retirement	Long Only	ABC	AES Routed Flow	Natural	Liquid	NATURAL
ABC Teachers Retirement	Long Only	ABC	AES Routed Flow	Natural	Illiquid	NATURAL
XYZ Management Company	Short Term Quant Fund	XYZ1	BuySide Routed Flow	Plus	Liquid	PLUS
XYZ Management Company	Short Term Quant Fund	XYZ1	BuySide Routed Flow	Plus	Illiquid	MAX
XYZ Management Company	Macro Fund	XYZ2	AES Routed Flow	Natural	Liquid	NATURAL
XYZ Management Company	Macro Fund	XYZ2	AES Routed Flow	Natural	Illiquid	PLUS
123 Brokerage	B/D Systematic Market Making	123MM	BD Systematic Adder*	Max	Liquid	MAX
123 Brokerage	B/D Systematic Market Making	123MM	BD Systematic Adder*	Max	Illiquid	OPP
123 Brokerage	B/D Systematic Hedging	123HED	BD Systematic Mixed*	Max	Liquid	PLUS
123 Brokerage	B/D Systematic Hedging	123HED	BD Systematic Remover*	Max	Illiquid	MAX

* These Participants' Add/Take ratio during the relevant measurement period determines whether they are a BD Systematic Adder, BD Systematic Remover, or BD Systematic Mixed.

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[1] As described elsewhere in this Form ATS-N, for purposes of this document "Retail" means retail-originated orders that are sent to Credit Suisse via other broker-dealers.